UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 59,465,776 (2)
	8.	Shared Voting Power 0 (3)
	9.	Sole Dispositive Power 59,465,776 (2)
	10.	Shared Dispositive Power 0 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,465,776 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 26.5% (2) (3) (4)
14.	Type of Reporting Person (See Instructions) CO

(1) The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (now known as Charter Communications, Inc., the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty Broadband” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2) Subject to certain restrictions contained in the Stockholders Agreement. See Item 6.

(3) As of December 18, 2020, does not include any shares of Class A common stock (including on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty Broadband a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Class A common stock such number of votes equal to the number of shares of Class A common stock into which the Common Units (as defined below) and convertible preferred units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A common stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. The irrevocable proxy expires May 18, 2021. As of December 18, 2020, due to the completion of the combination of Liberty Broadband and GCI Liberty, Inc. (“GCI Liberty”), a wholly owned subsidiary of Liberty Broadband now holds the 5,358,401 shares of Class A common stock previously beneficially owned by GCI Liberty and Liberty Broadband beneficially owns 26.5% of the shares of Class A common stock deemed outstanding for purposes of this Amendment No. 8 to the Reporting Person’s Schedule 13D. See Item 6 regarding certain voting restrictions. As a result, the number of Proxy Shares is zero and Liberty Broadband does not have the right to vote any shares of Class A common stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of December 18, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to Liberty Broadband a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last common units (the “Common Units” which are exchangeable into shares of the Issuer’s Class A common stock) of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of the Issuer’s Class A common stock (including shares of Class A common stock issued upon exchange of Common Units), proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016.

(4) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock deemed outstanding is 224,812,448, which amount includes (i) 199,875,128 shares of the Issuer’s Class A common stock reported as outstanding as of September 30, 2020 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on October 30, 2020 and (ii) 24,622,292 shares of the Issuer’s Class A common stock into which Common Units and preferred units of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and A/N’s Form 4 filed on December 14, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020 and Amendment No. 7 filed with the SEC on August 7, 2020 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 8 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 18, 2020, Liberty Broadband completed the previously disclosed combination (the “Combination”) with GCI Liberty, Inc. (“GCI Liberty”), which was effected by (i) a merger of Grizzly Merger Sub 2, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Grizzly Merger Sub 1, LLC (“Merger LLC”), with and into GCI Liberty (the “Merger”) with GCI Liberty surviving as an indirect wholly owned subsidiary of Liberty Broadband and (ii) the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.  At the effective time of the Merger, Liberty Broadband acquired the 5,358,401 shares of Common Stock beneficially owned by GCI Liberty.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person acquired beneficial ownership of the shares of Common Stock reported on this Statement as described in Item 3 of this Statement. The Reporting Person holds and has acquired these shares of Common Stock for investment purposes. Except as described in this Amendment and the Schedule 13D or contained in the agreements incorporated by reference as Exhibits hereto, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Amendment and the Schedule 13D.

The information contained in Item 3 and Item 6 of this Amendment is incorporated by reference into this Item.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person is the beneficial owner of 59,465,776 shares of Common Stock. The 59,465,776 shares of Common Stock constitute 26.5% of the 224,812,448 shares of Common Stock deemed outstanding for purposes of this Amendment, which amount includes (i) 199,875,128 shares of Common Stock reported as outstanding as of September 30, 2020 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on October 30, 2020, and (ii) 24,622,292 shares of Common Stock into which the Class B common units (the “Common Units”) and convertible preferred units (the “Preferred Units”) of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to the Schedule 13D of Advance/Newhouse Partnership (“A/N”) filed on February 5, 2020 and A/N’s Form 4 filed on December 14, 2020. Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 3,711 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Malone and Mr. Maffei each have sole voting and dispositive power over the shares of Common Stock beneficially owned by them. J. David Wargo beneficially owns 25,045 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Wargo has shared dispositive power over the shares of Common Stock beneficially owned by him. Gregg L. Engles beneficially owns 97 shares of Common Stock consisting of nine shares held by his spouse and 88 shares held by a family partnership. To the Reporting Person’s knowledge, Mr. Engles has shared voting and dispositive power over the shares of Common Stock held by his spouse and sole voting and dispositive power over the shares of Common Stock held by a family partnership. Julie D. Frist beneficially owns 1,573 shares of Common Stock, which includes (i) 643 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 930 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person’s knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

The Reporting Person has the sole power to vote or to direct the voting of 59,465,776 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), Charter, A/N and Liberty Broadband, including the limitations described in Item 6.

As of December 18, 2020, does not include any shares of Common Stock (including shares of Common Stock issuable on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Common Stock such number of votes equal to the number of shares of Common Stock into which the Common Units and convertible Preferred Units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Common Stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of Common Stock owned by the Reporting Person, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. The irrevocable proxy expires May 18, 2021. As of December 18, 2020, due to the completion of the combination of Liberty Broadband and GCI Liberty, a wholly owned subsidiary of Liberty Broadband now holds the 5,358,401 shares of Class A common stock previously beneficially owned by GCI Liberty and Liberty Broadband beneficially owns 26.5% of the shares of Class A common stock deemed outstanding for purposes of this Amendment No. 8 to the Reporting Person’s Schedule 13D. See Item 6 regarding certain voting restrictions. As a result, the number of Proxy Shares is zero and Liberty Broadband does not presently have the right to vote any shares of Common Stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of December 18, 2020. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), referred to herein and the number of shares of Common Stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last Common Units of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of Common Stock issued upon exchange of Common Units, proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016. Sales of Common Stock or Common Units by A/N to the Issuer in connection with the A//N Charter Letter Agreement will be subject to such right of first refusal by the Reporting Person.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Termination of GCI Liberty Proxy/ROFR Agreement

Upon the closing of the Combination, the GCI Liberty Proxy/ROFR Agreement was terminated.

Limitations on Voting

Under the Stockholders Agreement, Liberty Broadband’s voting interest in Charter is capped at the greater of (x) 25.01% (or 0.01% above the person or group holding the highest voting percentage of Charter) and (y) 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in A/N’s equity interest in Charter below 15% (the “Voting Cap”). Also under the Stockholders Agreement, Liberty Broadband has agreed (except with respect to any Excluded Matter (as defined in the Stockholders Agreement)) to vote, and exercise rights to consent with respect to, all voting securities beneficially owned by it, or over which it has voting discretion or control that are in excess of the Voting Cap in the same proportion as all other votes cast with respect to the applicable matter (such proportion determined without inclusion of the votes cast by (x) Liberty Broadband (but only if Liberty Broadband has the right to nominate one or more Directors under the Stockholders Agreement) or (y) any other person or group that beneficially owns voting securities representing 10% or more of the Total Voting Power (as defined in the Stockholders Agreement) (other than any such person or group that reports its holdings of Charter securities on a statement on Schedule 13G filed with the SEC and is not required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC in respect thereof)). As of December 18, 2020, based on the shares of Common Stock deemed outstanding for purposes of this Amendment, Liberty Broadband’s voting interest exceeded its Voting Cap.

Limitations on Share Ownership

Under the Stockholders Agreement, if Charter or any of its subsidiaries repurchases, redeems or buys back any shares of Common Stock and following such transaction Liberty Broadband’s equity interest in Charter on a Fully Exchanged Basis (as defined in the Stockholders Agreement ) and fully diluted basis would exceed the greater of (i) 26% and (ii) the Voting Cap (the “Ownership Cap”), Liberty Broadband is required to participate in such transaction to the extent necessary so that Liberty Broadband’s equity interest on a Fully Exchanged Basis and fully diluted basis does not exceed its Ownership Cap following such transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2020	LIBERTY BROADBAND CORPORATION

	By:	/s/ Renee L. Wilm
		Name:	Renee L. Wilm
		Title:	Chief Legal Officer

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY BROADBAND CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation (“Liberty”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Schedule 1 are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Gregg L. Engles	Director of Liberty

Julie D. Frist	Director of Liberty

Richard R. Green	Director of Liberty

Sue Ann Hamilton	Director of Liberty

J. David Wargo	Director of Liberty

John E. Welsh III	Director of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer

Renee L. Wilm	Chief Legal Officer